                                                                            Pg.1

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC  20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )



                             Panenergy Corporation
                             ---------------------
                               (Name of Issuer)


                          Common Stock, $1 Par Value
                          --------------------------
                        (Title of Class of Securities)


                                  697926 10 3
                                  -----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

-----------------------                                  ---------------------
  CUSIP NO. 697926 10 3             13G                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Northern Trust Corporation             36-2723087
                 The Northern Trust Company             36-1561860
                 Northern Trust Bank of Arizona, NA     59-0258165
                 Northern Trust Bank of California, NA  94-2938925
                 Northern Trust Bank of Florida, NA     36-2798553
                 Northern Trust Bank of Texas, NA       75-1999849

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                 Not Applicable                                 (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
                 Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois

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                          SOLE VOTING POWER
                     5
     NUMBER OF                      1,628

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY
                     6            524,921
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

    REPORTING        7              5,121

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          8                  0

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                 530,549
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                 Not Applicable                                     [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

                 0.35
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      TYPE OF REPORTING PERSON*
12
                 Northern Trust Corporation HC

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                                                                           Pg. 3

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

            SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [_].

1.   (a)  Panenergy Corporation
          ---------------------
          (Name of Issuer)

     (b)  5400 Westheimer Court, P.O. Box 1642 , Houston, Texas 77251-1642
          ----------------------------------------------------------------
          (Address of Issuer's Principal Executive Office)

2.   (a)  Northern Trust Corporation
          --------------------------
          (Name of Person Filing)

     (b)  50 South LaSalle Street, Chicago, Illinois 60675
          ------------------------------------------------
          (Address of Person Filing)

     (c)  U.S. (Delaware Corporation)
          ---------------------------
          (Citizenship)

     (d)  Common Stock, $1 Par Value
          ---------------------------
          (Title of Class of Securities)

     (e)  697926 10 3
          -----------
          (CUSIP Number)

3. This statement is being filed by Northern Trust Corporation as a Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.   (a)  530,549
          -------
          (Amount Beneficially Owned)

     (b)  0.35
          ----
          (Percent of Class)

     (c)  Number of shares as to which such person has:

          (i)       1,628
                ---------
                (Sole Power to Vote or to Direct the Vote)

          (ii)    524,921
                ---------
                (Shared Power to Vote or to Direct the Vote)

          (iii)     5,121
                ---------
                (Sole Power to Dispose or Direct Disposition)

          (iv)          0
                ---------
                (Shared Power to Dispose or Direct Disposition)

                                                                            Pg.4


5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [x]

6. Statement regarding ownership of 5 percent or more on behalf of another person:

7. Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

     The Northern Trust Company              Northern Trust Bank of Arizona N.A.
     50 South LaSalle Street                 2398 East Camelback Road
     Chicago, IL  60675                      Phoenix, AZ  85016

     Northern Trust Bank of California N.A.  Northern Trust Bank of Florida N.A.
     355 South Grand Avenue, Suite 2600      700 Brickell Avenue
     Los Angeles, CA  90071                  Miami, FL  33131

     Northern Trust Bank of Texas N.A.
     2020 Ross Avenue
     Dallas, TX  75201

8.   Identification and Classification of Members of the Group.

                                Not Applicable.

9.   Notice of Dissolution of Group.

                                Not Applicable.

10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           NORTHERN TRUST CORPORATION


                                           By: Perry R. Pero
                                               -------------

DATED: 7-7-97                              As its: Sr. Executive Vice President
       ------                                      ----------------------------

                                                                           Pg. 6

                            EXHIBIT TO SCHEDULE 13G
                      FILED BY NORTHERN TRUST CORPORATION


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4

                           RE: Panenergy Corporation
                               ---------------------

     Pursuant to the requirement of 240.13d-1(e) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.

                                           NORTHERN TRUST CORPORATION


                                           By: Perry R. Pero
                                               -------------

DATED: 7-7-97                              As its: Sr. Executive Vice President
       ------                                      ----------------------------



The NORTHERN TRUST COMPANY

By: Perry R. Pero
-----------------
As its Sr. Executive Vice President
       ----------------------------


NORTHERN TRUST BANK OF ARIZONA, NA
NORTHERN TRUST BANK OF CALIFORNIA, NA
NORTHERN TRUST BANK OF FLORIDA, NA
NORTHERN TRUST BANK OF TEXAS, NA

By: Barry G. Hastings
---------------------
As its Authorized Representative
       -------------------------